UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Viewbix Inc.

(Name of Issuer)

Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

926711 102

(CUSIP Number)

Algomizer Ltd.

14 Shenkar Arie, Herzliya, Israel

Tel: +972-9-7741505

Fax: +972-9-7741534

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

July 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [  ]

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON Algomizer Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,579,721(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,579,721(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,579,721(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.72%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 20,281,085 of the Registrant’s shares of common stock, par value $0.0001 per share (“Common Stock”), (ii) warrants to purchase up to 3,649,318 shares of restricted Common Stock with an exercise price of $0.48 per share, and (iii) warrants to purchase up to 3,649,318 shares of restricted Common Stock with an exercise price of $0.80 per share, each of such warrant is currently exercisable or exercisable within 60 days of July 25, 2019, which are owned by Algomizer Ltd.

(2)	Based on a total of 27,579,721 shares of Common Stock outstanding as of July 25, 2019 (based on the Registrant’s Schedule 14F-1 filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2019).

The undersigned, Algomizer Ltd. (“Algomizer” or the “Reporting Person”), hereby files this Schedule 13D (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Viewbix Inc., f/k/a Virtual Crypto Technologies, Inc., a Delaware corporation (“Viewbix” or the “Registrant”).

This Schedule 13D is being filed by the Reporting Person to report the entry into a Share Exchange Agreement, dated as of February 7, 2019, and the First Amendment to the Share Exchange Agreement, dated as of July 24, 2019, all as further described under Item 4.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock of Viewbix. The principal executive offices of Viewbix are located at 14 Aryeh Shenkar Street, Herzliya, Israel.

Item 2.	Identity and Background

(a)-(c) Algomizer is an Israeli public company traded on the Tel Aviv Stock Exchange Ltd., which primarily specializes in developing, marketing and distributing software that focuses on Internet user engagement. The address of its principal office and principal place of business is 14 Aryeh Shenkar, Herzliya, Israel.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Person, (b) each person controlling the Reporting Person and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (individually a “Covered Person” and collectively the “Covered Persons”), is set forth in Exhibit 1 to this Schedule 13D.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the Covered Persons is also set forth in Exhibit 1 to this Schedule 13D.

(d)-(e) During the last five years, to the best of Algomizer’s knowledge, neither the Reporting Person, nor any of the Covered Persons, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) See (a)-(c).

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired with the working capital of Algomizer.

Item 4.	Purpose of Transaction

Share Exchange Agreement

As previously reported in the Registrant’s report on Form 8-K furnished with the Commission on February 7, 2019, the Registrant entered into a certain Share Exchange Agreement (the “Agreement”) with Algomizer, pursuant to which Algomizer assigned, transferred and delivered its 99.83% holdings in Viewbix Ltd. to the Registrant in exchange for shares of restricted common stock of the Registrant, representing 65% of the issued and outstanding share capital of the Registrant on a fully diluted basis as of the Closing Date, following the conversion of convertible notes of the Registrant into shares of the Registrant’s restricted common stock, and which excludes warrants to purchase shares of the Registrant’s common stock expiring in 2020, with an exercise price representing a valuation of the Registrant equal to at least $30,000,000 (“Fully Diluted Share Capital”), and additional warrants as further described below. In addition, upon the earlier of: (a) the launch of a live video product to an American consumer in the United States by Viewbix Ltd., or (b) the launch of an interactive television product to an American consumer in the United States by Viewbix Ltd., the Registrant will issue to Algomizer an additional 1,642,193 shares of restricted common stock of the Registrant representing 5% of the Fully Diluted Share Capital immediately following the Closing Date.

The foregoing description of the Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, of which was furnished by the Registrant as Exhibit 10.1 to the Form 8-K furnished with the Commission on February 7, 2019, and is incorporated by reference herein.

On July 25, 2019, the Registrant entered into the First Amendment to the Share Exchange Agreement (the “First Amendment”) with Algomizer Ltd., which thereby amended a closing condition to that certain Share Exchange Agreement entered into between the parties on February 7, 2019. The First Amendment provides that it is incumbent on Algomizer to deliver the financial statements of Viewbix Ltd. within sixty (60) days of the Closing Date of the Agreement, instead of immediately upon the Closing Date.

On July 25, 2019 (the “Closing Date”), pursuant to the Agreement, the Registrant and Algomizer consummated the Agreement, and as a result, the Registrant issued to Algomizer: (i) 20,281,085 shares of Common Stock of the Registrant; (ii) warrants to purchase 3,649,318 shares of restricted common stock of the Registrant with an exercise price of $0.48 per share, representing a valuation of the Registrant equal to $15,000,000 on a Fully Diluted Share Capital basis, which represents 10% of the Fully Diluted Share Capital immediately following the Closing Date for a period of ten (10) years; and (iii) warrants to purchase 3,649,318 shares of restricted common stock of the Registrant with an exercise price of $0.80 per share, representing a valuation of the Registrant equal to $25,000,000 on a Fully Diluted Share Capital basis, which represents 10% of the Fully Diluted Share Capital immediately following the Closing Date for a period of ten (10) years.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The information included herein is based on a total of 31,201,669 shares of Common Stock outstanding as of July 25, 2019 (based on Virtual Crypto Technologies, Inc.’s Schedule 14F-1 filing with the Commission on July 25, 2019).

Algomizer directly owns (i) 20,281,085 shares of Common stock, (ii) warrants to purchase 3,649,318 shares of restricted common stock of the Registrant with an exercise price of $0.48 per share, and (iii) warrants to purchase 3,649,318 shares of restricted common stock of the Registrant with an exercise price of $0.80 per shares ,currently exercisable or exercisable within 60 days as of August 13, 2019, representing approximately 65.72% of the outstanding stock capital of the Registrant.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Person, nor, to the best of Algomizer’s knowledge, by the Covered Persons, during the past 60 days.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person, nor any of the Covered Persons, has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Registrant.

The foregoing summary of the Share Exchange Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 2 to this Schedule 13D is incorporated herein by reference.

The foregoing summary of the First Amendment to the Share Exchange Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 3 to this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each (a) executive officer and director of Algomizer Ltd., (b) each person controlling Algomizer Ltd. and (c) each executive officer and director of any corporation or other person ultimately in control of Algomizer Ltd.

Exhibit 2	Share Exchange Agreement between Virtual Crypto Technologies, Inc. and Algomizer Ltd., dated February 7, 2019 (incorporated by reference to Exhibit 10.1 to Virtual Crypto Technologies, Inc.’s current report on Form 8-K, furnished with the Commission on February 7, 2019).

Exhibit 3	First Amendment to the Share Exchange Agreement between Virtual Crypto Technologies, Inc. and Algomizer Ltd., dated July 24, 2019 (incorporated by reference to Exhibit 10.2 to Virtual Crypto Technologies, Inc.’s current report on Form 8-K, furnished with the Commission on July 25, 2019).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALGOMIZER LTD.

	By:	/s/ Noam Band
Noam Band, Chairman of the Board and Chief Executive Officer

Dated: August 13, 2019